Exhibit 2

                                                    Buenos Aires, March 28, 2003

Messrs.
BOLSA DE COMERCIO DE BUENOS AIRES

                  RE.:  IRREVOCABLE CONTRIBUTIONS TO FUTURE INCREASES OF CAPITAL
                        --------------------------------------------------------

Dear Sir/Madam:

It is our pleasure to address this regulatory Agency to inform you that by a unanimous resolution of the Board of Directors, on this same date, the following was resolved:

     o the conversion to irrevocable contributions to future increases in Capital Stock, of the loan, plus interest, made to the Company by KONINKLIJKE AHOLD N.V. ("ROYAL AHOLD") for the amount of US$56,521,996.51 (Fifty Six Million Five Hundred Twenty One Thousand Nine Hundred Ninety Six 51/100 United States Dollars)

     o the receipt of irrevocable contributions to future increases in Capital Stock, of the loan, plus interest, made to the Company by AHOLD LATIN AMERICA, Inc. ("ALA"), a subsidiary of our main shareholder Koninklijke Ahold N.V., for the amount of US$2,002,481. 11 (Two Million Two Thousand Four Hundred Eighty One 11/100 United States Dollars).

In accordance with the information stated herein, it is concluded that Koninklijke Ahold N.V. ("ROYAL AHOLD") and AHOLD LATIN AMERICA, Inc. ("ALA"), a subsidiary of the former, are the contributors of the above mentioned amounts received for future increases in Capital Stock, hereby expressly attesting the consent of each of such companies.

Also, we confirm that the contributions made on this same date, together with the contributions of US$20,213,437 and US$8,650,000 which have been reported earlier, will be converted to equity as quickly as possible.

We also declare that since August 2002, when "ROYAL AHOLD" became the holder of almost 100% of the Capital Stock of DISCO S.A., ROYAL AHOLD has made, directly or indirectly through its subsidiaries, contributions to the Company totaling US$162,387,914.51 (One Hundred Sixty Two Million Three Hundred Eighty Seven Thousand Nine Hundred Fourteen 51/100 United States Dollars), which proves the strong support that the Company receives from its parent.

         Regards,

         /s/Luc de Jong

         Vice-President acting as President of Disco S.A.